Richard Morris

917-267-3721

rmorris@wisdomtree.com

December 4, 2009

VIA EDGAR TRANSMISSION

Mr. Christian T. Sandoe

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Post-Effective Amendment (“PEA”) No. 27

(File Nos. 333-132380 and 811-21864)

Dear Mr. Sandoe:

This letter responds to the oral comments we received from you on November 30, 2009 regarding the Trust’s PEA, which was filed with the Securities and Exchange Commission (“SEC”) on October 15, 2009. The PEA was filed to incorporate changes to the investment objective and strategy of the WisdomTree U.S. Short-Term Government Fund, a series of the Trust (together with the WisdomTree Currency Income Funds included in the PEA (the “International Currency Funds”), the “Funds”), and to add certain agreements to Part C of the Registration Statement. The following summarizes the SEC staff’s comments and provides our responses to those comments. Any revisions made to the Funds’ Prospectus and/or Statement of Additional Information (“SAI”) per the SEC staff’s comments will be incorporated into the Funds’ Registration Statement in accordance with Rule 485(b) under the Securities Act of 1933, as amended, the filing of which is scheduled to be submitted to the SEC on December 29, 2009. Unless otherwise noted, capitalized terms have the same meaning as given in the Funds’ Prospectus and/or SAI.

1.	Comment. On page 3 of the Prospectus, the Euro Fund and Japanese Yen Fund share a common objective. Why is their objective different from that of the Brazilian Real, Chinese Yuan, Emerging Currency, Indian Rupee, New Zealand Dollar and South African Rand Funds, as also described on page 3?

Response. The investment objective of the Euro Fund and Japanese Yen Fund is intentionally phrased differently than that of the other international currency funds, due to the relative stability of European and Japanese markets, as compared to emerging market economies. As the currencies of developed market economies, as represented by Europe and Japan in this case, are not generally expected to fluctuate as rapidly as the currencies of emerging markets, we believe it is appropriate to manage the Euro Fund and Japanese Yen Fund in a manner that seeks to maintain liquidity and preserve capital, as well as earn income. The relative volatility of the emerging market currencies represented in the remaining International Currency Funds necessitates a slightly different objective and different investment techniques.

WisdomTree Asset Management, Inc. 380 Madison Avenue, 21st Floor, New York, NY 10017 | 212-801-2080 Tel 212-801-2081 Fax

2.	Comment. The “Investment Objective” section of the WisdomTree U.S. Short-term Government Income Fund description on page 8 of the Prospectus states that the Fund seeks to generate “current income and total returns.” As “Income” is part of the Fund’s name, total returns should be a secondary objective, as opposed to part of the primary objective.

Response. Regarding the stated objective of the WisdomTree U.S. Short-term Government Income Fund, we respectfully disagree that the seeking of total returns should be designated as a secondary objective. As income is a component of total returns, we do not believe that the name of the Fund and its objective are in conflict. We believe it is appropriate for total returns to be part of the Fund’s primary objective and believe that the Fund and Fund name comply with Rule 35d-1 under, and Section 35(d) of, the Investment Company Act of 1940, as amended (the “1940 Act”).

3.	Comment. The “Primary Investment Strategy” section of the WisdomTree U.S. Short-term Government Income Fund description on page 8 of the Prospectus includes the statement that at least 80% of the Fund’s assets will be invested in securities classified as “government securities or securities collateralized by government securities.” Please clarify that these securities will be “U.S. government securities and securities that have economic characteristics similar to U.S. government securities.”

Response. Please note that the phrase “securities collateralized by government securities” in the Fund’s investment strategy is a reference to repurchase agreements collateralized by government securities. We believe that this is appropriate, as repurchase agreements collateralized by government securities may themselves be considered government securities (as per the “look through” allowances of Rule 5b-3 under the 1940 Act.) Nevertheless, we will clarify the Fund’s strategy as follows: “Generally, at least 80% of the Fund’s assets will be invested in securities classified as U.S. government securities or securities that provide exposure to U.S. government securities.”

4.	Comment. Under the “Primary Investment Risks” section for each of the International Currency Funds, please disclose within the “Geographic Concentration” disclosure the particular risks of investing in each designated country, i.e., the risks of investing in Brazil, China, Europe, India, Japan, New Zealand and South Africa.

Response. As requested, the “Geographic Concentration” disclosure for each of the applicable International Currency Funds, will be revised to indicate specific risks of an investment in the designated country.

5.	Comment. Within the “Primary Investment Strategies” section of the WisdomTree Dreyfus Emerging Currency Fund on page 15 of the Prospectus, please include the statement: “Generally, at least 80% of the Fund’s assets will be invested in emerging market currencies.”

Response: We respectfully decline to incorporate this change, as the information requested is already stated within the International Currency Income Funds portion of the “Investment Objectives and Strategies” section on page 3 of the Prospectus.

WisdomTree Asset Management, Inc. 380 Madison Avenue, 21st Floor, New York, NY 10017 | 212-801-2080 Tel 212-801-2081 Fax

6.	Comment: The “Primary Investment Strategies” sections of the WisdomTree Dreyfus Euro Fund on page 18 of the Prospectus and the WisdomTree Dreyfus Japanese Yen Fund on page 23 of the Prospects each include the statement that the Fund generally will maintain a weighted average portfolio maturity of 60 days or less. However, this section also indicates that the Fund will use London Interbank Bid Rates (“LIBID”) for 1-month deposits as the portfolio benchmark. Why is this benchmark appropriate if average portfolio maturity is 60 days or less?

Response: We believe that this benchmark is appropriate for several reasons. First, it should be noted that 60 days is the outer range of each Fund’s average maturity. This threshold was chosen to preserve flexibility. Each Fund’s average portfolio maturity is generally in the range of 30 to 45 days. It should also be noted that an average portfolio maturity of 60 days or less is a standard portfolio constraint used by most overseas liquidity funds, and they often use the 1-month LIBID as the reference benchmark. This is partly due to the rapid aging of short-term securities and the absence of recognized short-term indices.

7.	Comment: The “Financial Highlights” section of the Prospectus is outdated.

Response: The “Financial Highlights” section and all other data within the Prospectus and SAI will be updated in the Trust’s 485(b) filing, to be completed on December 29, 2009.

8.	Comment: The definition for “Concentration” on page 13 of the SAI indicates that each Fund “intends to concentrate in the financial sector.” Please revise this line to indicate that each Fund “will concentrate in the financial sector.”

Response: As requested, this change has been incorporated into the SAI.

***

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments on the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 917-267-3721.

Sincerely,

/s/ Richard Morris, Esq.

cc: W. John McGuire, Esq.

WisdomTree Asset Management, Inc. 380 Madison Avenue, 21st Floor, New York, NY 10017 | 212-801-2080 Tel 212-801-2081 Fax